Filed by The Walt Disney Company
Pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: Twenty-First Century Fox, Inc.
Commission File No.: 001-32352

The following is the transcript of a conference call held by The Walt Disney Company on May 8, 2018, regarding its Q2 FY18 financial results:
Q2 FY18 Earnings Conference Call
MAY 8, 2018
Disney Speakers:

Bob Iger
Chairman and Chief Executive Officer
Christine McCarthy
Senior Executive Vice President and Chief Financial Officer
Moderated by,
Lowell Singer
Senior Vice President, Investor Relations

©Disney

Q2 FY18 Earnings Conference Call	May 8, 2018

PRESENTATION

Operator
Welcome to The Walt Disney Company Q2 FY18 Earnings Conference Call. My name is Michelle and I will be your operator for today's call. (Operator Instructions) Please note that this conference is being recorded. I will now turn the call over to Lowell Singer, Senior Vice President of Investor Relations. Sir, you may begin.

Lowell Singer – Senior Vice President, Investor Relations, The Walt Disney Company

Good afternoon and welcome to The Walt Disney Company’s 2nd quarter 2018 earnings call.

Our press release was issued about 25 minutes ago and is available on our website at www.disney.com/investors. Today’s call is also being webcast, and the webcast and a transcript will also be available on our website.

Joining me for today’s call are Bob Iger, Disney's Chairman and Chief Executive Officer, and Christine McCarthy, Senior Executive Vice President and Chief Financial Officer.

Bob will lead off followed by Christine and we will then be happy to take your questions.

So with that, let me turn the call over to Bob to get started.

Bob Iger – Chairman and Chief Executive Officer, The Walt Disney Company
Thanks, Lowell and good afternoon, everyone.

We’re very pleased with our results in Q2, especially in our Parks and Resorts and Studio businesses.

Q2 FY18 Earnings Conference Call	May 8, 2018

Our parks continue to drive growth through operational excellence and by effectively leveraging our extraordinary content. As an example, I just got back from opening our new Toy Story Land in Shanghai Disneyland and I’m happy to report that our first major addition to the park was met with strong reviews and great excitement. We’re thrilled with the reaction and the enthusiasm generated by the new land bodes well for future expansion.

Toy Story Land also opens in Orlando next month. Star Wars: Galaxy’s Edge will open in both Disneyland and Disney World by the end of calendar 2019 and there’s a lot more expansion underway in our parks and resorts around the world.

Turning to our Studio – it’s hard to come up with enough superlatives to adequately express the tremendous work that team is doing. It’s clear from the recent results – as well as from the slate ahead – that our Studio has and will continue to raise the bar in terms of both creative and commercial success.

The incredible performance of Marvel’s Black Panther is just one of many examples. This ground-breaking movie opened to huge acclaim and record-breaking box office – instantly becoming a cultural phenomenon, inspiring people of all ages and breaking down age-old industry myths. With more than $1.3 billion in box office to date, Black Panther makes a very loud statement about the importance of risk taking and the value of inclusion. We’re proud of this movie on so many levels – it speaks volumes about great, innovative storytelling, the power of new perspectives and unbridled creativity.

We followed the phenomenal success of Black Panther with another Marvel masterpiece, Avengers: Infinity War, which broke domestic and global records to become the largest movie opening in history. With this latest success, our Studio has delivered nine of the top ten biggest domestic box office openings of all time – all of them released in the last six years.

Infinity War crossed a billion dollars at the box office faster than any film ever released… with worldwide box office of $1.2 billion to date before it has even opened in China. Judging from

Q2 FY18 Earnings Conference Call	May 8, 2018

strong ticket presales – and the anticipation I saw during my recent visit - Chinese audiences are eager to see this movie, too.

There are now 19 movies in the Marvel Cinematic Universe… with a combined box office of more than $16 billion and an average box office of $845 million per film. The MCU is by far the most lucrative box office franchise of all time creating an incredible pipeline of proven, branded IP that drives significant opportunity across our entire organization.

The rest of our Studio slate is just as impressive starting with Solo: A Star Wars Story, which is generating a lot of interest and strong buzz ahead of its Memorial Day weekend opening. We’ll follow that by releasing a dozen big movies over the next 18 months including: Incredibles 2, Ant-Man & The Wasp, Ralph Breaks the Internet, Mary Poppins Returns, Captain Marvel, Dumbo, Avengers 4, Aladdin, Toy Story 4, The Lion King, Frozen 2, and Star Wars: Episode IX.

Looking at this collection gives you a real sense of what’s in store when we launch our Disney-branded direct-to-consumer service in late 2019. We’re creating a truly unique value proposition for consumers – a service focused on quality over quantity, featuring film and television product from our foremost collection of family-oriented brands.

Our content strategy includes a rich mix of beloved classics, recent releases, and new content being created exclusively for the new platform by Disney, Pixar, Marvel, and Lucasfilm. We’ll share more details in the coming months, including the robust slate of original movies, series and other content currently being developed.

The deeper we delve into the possibilities of this platform, the more excited we are by its potential to drive value and we’re more confident than ever that we’re creating an exceptional entertainment experience that consumers will find very appealing.
On the sports front, we’re very encouraged by the reaction to our ESPN+ service, which launched just about a month ago. The reviews have been strong, and the response from sports fans has been enthusiastic. And the new deal we announced this morning will add a rich slate of

Q2 FY18 Earnings Conference Call	May 8, 2018

UFC content to the mix, including live events and original content created exclusively for ESPN+.

As we’ve said before, our incomparable collection of strong brands -- recognized and respected the world over -- puts us in a great position to lead the way when it comes to building the direct relationships with consumers that will define the future of media.

Our recent reorganization reflects our determination to effectively capitalize on a rapidly changing landscape increasingly defined by transformative technology and evolving consumer expectations.

Our Studio and Media Networks are content engines for the entire company – and we’re maximizing their value by combining the management of our direct-to-consumer distribution platforms, technology and international operations to deliver the entertainment and sports content that people around the world want most – with far more choice, personalization and convenience than ever before.

We’re also merging Consumer Products and Parks and Resorts together – combining strategy and resources to create extraordinary experiences and products that bring our stories and characters to life for consumers inside our parks, at home, and beyond.

We believe this new structure positions our businesses for the future – creating a more effective, global framework to serve consumers worldwide, promote growth and maximize shareholder value. It brings our operations into even closer alignment with our long-term strategy -- creating high-quality content, innovative use of technology and global expansion, including robust direct-to-consumer distribution.
If you recall, when we announced the Fox deal, we noted that it would serve these same strategic priorities. And for this reason, we’re confident the assets we’re in the process of acquiring will easily fit within our new structure once the deal is approved.

Q2 FY18 Earnings Conference Call	May 8, 2018

We’re still deep in the regulatory process, so I can’t share any more information or engage in further speculation about the deal…except to say we strongly believe in the value of those assets as part of our ongoing strategy to create growth in a very dynamic global marketplace.

I’m going to turn the call over to Christine to discuss details of our Q2 results, and then we’ll be happy to take your questions. Christine?

Christine McCarthy – Senior Executive Vice President and Chief Financial Officer, The Walt Disney Company
Thanks Bob, and good afternoon everyone.

We are pleased to report another quarter of outstanding financial performance. Excluding certain items affecting comparability, earnings per share for the second fiscal quarter were up 23% to $1.84. Our results this quarter reflect strength in our Parks and Resorts and Studio Entertainment segments.

At Parks and Resorts, revenues increased 13% and operating income was up 27% driven by growth at our domestic and international parks and resorts. I’ll note that second-quarter results reflect the benefit of one week of the Easter holiday period, whereas the two-week holiday period fell entirely in the third quarter last year. We estimate the timing of Easter drove a $47 million benefit to operating income. This benefit was partially offset by the adverse impact of a 14-day dry dock of the Disney Magic, which reduced Disney Cruise Line’s operating income by about $20 million. The segment delivered another quarter of stellar results with revenue and operating income setting new Q2 records even after taking into account the net impact of these two items.
Higher operating income at our domestic parks and resorts was primarily due to higher guest spending and attendance, partially offset by higher costs. Per capita spending was up 6% on higher admissions, food and beverage and merchandise spending. Per room spending at our domestic hotels was up 12% and occupancy was up about two percentage points to 90%.

Q2 FY18 Earnings Conference Call	May 8, 2018

Attendance at our domestic parks was up 5% in the quarter and reflects about a 2 percentage point benefit from the timing of the Easter holiday.

So far this quarter, domestic resort reservations are pacing down 4% compared to prior year, reflecting reduced room inventory due to conversions and ongoing room refurbishments and the impact of only one week of the Easter holiday period in the third quarter compared to two weeks last year. Booked rates are pacing up 8%.

At our international parks and resorts, growth in operating income was due to increases at Disneyland Paris and Hong Kong Disneyland Resort. At Disneyland Paris, the resort’s 25th Anniversary celebration continued to drive higher guest spending, attendance and hotel occupancy. Growth at Hong Kong Disneyland Resort was due to increases in occupied room nights and attendance. At Shanghai Disney Resort, unfavorable weather early in the quarter resulted in lower attendance, which drove a decrease in operating income compared to prior year. However, we saw a nice recovery starting in March and expect this positive trend to continue given the recent launch of Toy Story Land.

Total segment operating income margin was up 220 basis points compared to Q2 last year.

Our Studio had another phenomenal quarter. Operating income was up 29% to $847 million, setting a new second-quarter record. Growth in operating income was due to increases in our theatrical and home entertainment businesses and growth in TV/SVOD distribution. We had expected Q2 theatrical results to face a comparability challenge given the performance of Beauty and The Beast and the carryover performance of Rogue One and Moana during the second quarter last year. However, as Bob discussed, we couldn’t be more pleased with the performance of Black Panther, which surpassed our expectations and drove a meaningful increase in our worldwide theatrical results.

Turning to Media Networks, operating income decreased in the second quarter due to lower equity income and a decline at Cable.

Q2 FY18 Earnings Conference Call	May 8, 2018

Equity income was lower in the quarter due to higher losses at Hulu, partially offset by higher income from our investment in A&E. The higher losses at Hulu were primarily driven by continued investment in programming and marketing, partially offset by higher subscription and advertising revenue.

Cable operating income was lower in the quarter due to losses at BAMTech and, to a lesser extent, lower results at Freeform and ESPN.

I’ll remind you that BAMTech’s results last year were reflected in equity in the income of investees, but are now reported as part of our Cable results due to our acquisition of a controlling stake last year. The operating loss at BAMTech for the second quarter reflects ongoing investment in its technology platform, including costs associated with ESPN+.

We now expect BAMTech’s results to have an adverse impact on Media Networks fiscal 2018 operating income of $180 million compared to the prior year. This is $50 million worse than our previous estimate, due primarily to increased investment in ESPN+. I’ll also note that about $100 million of the full-year impact is expected during the third quarter.

At ESPN, higher programming expenses more than offset growth in affiliate and advertising revenues. The increase in programming spend was driven by the timing of both the College Football Playoff semi-final bowl games and the start of the Major League Baseball season, and contractual rate increases for other college sports and NBA programming. Like last year, ESPN aired three of the New Year’s Six bowl games during the second quarter. However, the mix of games included the two semi-final games in Q2 this year, whereas the semi-final games aired in the first quarter last year.

Ad revenue at ESPN was up 3% in the quarter due to higher rates, which benefitted from the timing of the College Football Playoff semi-final bowl games. We estimate the shift of the two semi-final bowl games into Q2 this year had a positive impact of about 5 percentage points on ad

Q2 FY18 Earnings Conference Call	May 8, 2018

revenue growth in the second quarter. So far this quarter, ESPN’s cash ad sales are pacing down 1% compared to prior year.

Broadcasting results were comparable to Q2 last year as growth in affiliate revenue was offset by a decrease in advertising revenue, lower income from program sales and higher network programming and marketing expenses. The decrease in advertising revenue was due to fewer network impressions, partially offset by higher rates. Lower income from program sales primarily reflects higher sales of How To Get Away with Murder in Q2 last year compared to this year.

Quarter-to-date, primetime scatter pricing at the ABC Network is running 27% above upfront levels.

Total Media Networks affiliate revenue was up 5% in the quarter due to growth at both Cable and Broadcasting. Higher affiliate revenue was driven by seven points of growth due to higher rates, partially offset by about a three point decline due to a decrease in subscribers. While the impact of subscriber declines on affiliate revenue growth still rounds to three points, I’ll note this is the third consecutive quarter we’ve seen modest deceleration in the rate of net subscriber declines.

And finally, Consumer Products and Interactive Media results were lower in the quarter as higher licensing income was more than offset by lower comparable store sales in our retail business and an unfavorable foreign exchange impact.
During the second quarter, we repurchased 12.2 million shares for $1.3 billion. And year to date, we’ve repurchased 31.3 million shares for approximately $3.2 billion.

And with that, I’ll now turn the call over to Lowell and we’d be more than happy to take your questions.

Lowell Singer – Senior Vice President, Investor Relations, The Walt Disney Company

Q2 FY18 Earnings Conference Call	May 8, 2018

Thanks, Christine. Operator, we are happy to take the first question.

Operator
(Operator Instructions) The first question in the queue comes from Ben Swinburne from Morgan Stanley.

Ben Swinburne – Analyst, Morgan Stanley
I have 2 questions, one on the Parks business and one on your digital strategy. When you look at the recent results, Bob, over the last few years, the Parks have been growing operating income at, I think, a pretty healthy double-digit clip. Can you talk about the runway ahead for that business, whether it's sort of pricing power, capacity at the hotels. You mentioned -- or Christine mentioned-- 90% occupancy. The ability to drive additional operating leverage. I think your margins are -- I think, they're at all-time highs. When you look out over the next 3 to 4 years, assuming the economy is okay, can you just talk about the drivers of continued growth at the levels we've gotten accustomed to?

And on the digital front, I don't know if you can answer this, but I thought I'd take a stab. You announced your digital pivot last year ahead of the Fox announcement. So maybe you could talk about how essential or not Fox and its associated global assets are to your digital strategy as you look out over time?

Bob Iger – Chairman and Chief Executive Officer, The Walt Disney Company
Sure. Thanks, Ben. On the first question, we think that there's ample room for expansion. It will come from multiple directions. One, I mean, expense, I'm talking about growth, obviously, the bottom line.

One will come from expansion. As you know, we are building out all of our parks, including the Toy Story Land that's about to open in Florida, the one that just opened in Shanghai, the cruise

Q2 FY18 Earnings Conference Call	May 8, 2018

ships, the two Star Wars Lands, multiple hotels around the world, new lands in places like Paris and Tokyo and I could go on. So that's one.

Two, we believe that the use of our IP, which is part of a lot of this expansion, creates growth, and that, of course, the more popular our IP is, the more in demand it is at our parks.

Another opportunity is in pricing. As we build out these experiences in terms of scope and scale, but also as we make them better experiences using technology to do things like book attractions in advance, et cetera, we believe that gives us pricing leverage that comes from simply delivering a better experience.

And the last is that business has been great at running under very, very efficient circumstances. And while we're not going to promise continued margin expansion, we certainly believe that that opportunity exists.

So we feel, overall, great about the future of this business, particularly, by the way, as we get to build out some of the newer parks, Shanghai being probably the best example of that.

On the second question, we announced, as you suggested, the two new digital products, the ESPN+ product and the Disney product, well in advance of the Fox acquisition. So neither one is dependent upon that acquisition. Both are capable of taking advantage of some of the assets we'll be buying as part of that acquisition. On the sports front, the regional sports networks and then on the Disney front, we think there's some great opportunities for Nat Geo and some of the other Fox properties to be part of the Disney family direct-to-consumer proposition, but that largely is going to be anchored by Disney, Marvel, Pixar and Star Wars, so not dependent at all on the assets that we're buying from Fox.

Of course, we end up in this acquisition owning 60% of Hulu, and it is our intention to continue to fuel Hulu with more original programming. Much of that original programming will come from the assets of both Disney and Fox. Think FX as one example, Fox Searchlight is another, us

Q2 FY18 Earnings Conference Call	May 8, 2018

using some of Fox's intellectual property. But I'd say when we announced a year ago, we were not talking about Hulu, we were talking about these two new properties. And again, neither is dependent upon, but stands to benefit from, the Fox acquisition.

Operator
The next question in the queue comes from Jessica Reif from Bank of America Merrill Lynch.

Jessica Reif Cohen – Analyst, Bank of America Merrill Lynch
Two questions. On ESPN+, I know it's early days, but can you talk about any learnings you've had so far regarding consumer behavior or the technology? You've added original content you announced today, do you think you need more? And how that would apply to the Disney DTC? And then we're going into upfront actually next week, can you talk about your views of how the market's shaping up? And given the changes in the overall environment, how do you think the sales process will change?

Bob Iger – Chairman and Chief Executive Officer, The Walt Disney Company
The first part, we are not going to give you statistics on ESPN+, except to say that so far, so good. A number of people have signed up, obviously, for the trial and our conversion rates have been good so far. Most importantly, the technology is working, the user interface is considered good, the fan reaction has been quite strong. We're going to continue to improve it. There's always opportunity to get better, and that's what we'll do. But basically, I give it a so far, so good. I watched -- not on a WiFi connection, but I watched the other day a live Yankees game, basically while I was sitting in my car, and -- the quality was fantastic. And I found that as I've customized it with my favorite teams, et cetera and so on, that it's serving me and my sports interests quite well and I assume that's the case with our consumers. We did announce today the acquisition of the UFC events starting in 2019 for 5 years. That's a start. We intend to continue to invest in buying product that is original, whether that is specific for the app, both live sports and

Q2 FY18 Earnings Conference Call	May 8, 2018

non-live sports. We've also moved some product over there and put some library products over there, and we think that there's a lot of opportunity for us to continue to fuel that experience with product you don't get to see on the linear network. For instance, we've launched the equivalent of a short SportsCenter that Scott Van Pelt is doing that will be available on a daily basis. So there's a lot of opportunity, and we're going to continue to invest.

On the Disney front, we're right now in the process of creating a lot of original content. We're launching in late 2019. That's to wait for some of our movie output to become available once the Netflix deal expires and also to give us an opportunity to ramp up some of the original content that we're creating for it. We've said a few times we're going to get more specific about that as we get closer, but we're producing right now content for -- original content that is Pixar-branded, Marvel-branded, Star Wars-branded and Disney-branded, and we are feeling quite good about the direction that we're headed there. In the Disney case, we're looking for quality over quantity. We're not looking for essentially massive amounts of content, we're looking for high-quality content utilizing those brands and the franchisee and characters that fall under those brands. Right now, I feel good about both.

Christine McCarthy – Senior Executive Vice President and Chief Financial Officer, The Walt Disney Company
On the upfront, Jessica, we feel really good about where we are with both the ABC properties as well as the television group, the Disney television group, as well as ESPN as we enter the upfronts. Right now, where we see the season to-date, we've got good ratings momentum with a couple of new shows, American Idol as well as Roseanne, and we feel really good about the other shows that we'll be presenting next week. One of the things that is different, about a year ago, we consolidated the ad buying or the ad selling through our Disney ABC Television Group. So this is the upfront that they're up and running as a single sales entity. So we think that's also going to help our upfront sales.

Operator
The next question comes from Michael Nathanson from MoffettNathanson.

Q2 FY18 Earnings Conference Call	May 8, 2018

Michael Nathanson – Analyst, MoffettNathanson
Bob, I have two for you. The first one is, I wanted to hear a bit about the reorg you put through in March, where you shifted advertising, content sales, international to one division. What are you trying to gain by doing that? And then secondly, when we think about what you've done in China in putting a park to build awareness for the Disney brand, as you move to more of a global OTT strategy, would you ever consider building parks in other parts of the world as kind of a brand beacon for just the overall interest in Disney's products?

Bob Iger – Chairman and Chief Executive Officer, The Walt Disney Company
I'll answer the second part first. We think that there's opportunity to expand in China, and there may also be opportunities in other parts of the world. We are constantly engaging in conversations with people from different markets who would love us to put a Disneyland in their market. We're going to take a look at some of them because of the population base that lives in those markets and consider all the factors that we typically have to consider, which are things like economic and political stability, spendable income, other infrastructure issues, you name it.

But I'd say that there's -- in that -- an inevitably to us of building parks in other countries, but it doesn't necessarily mean that we're going to build something anytime very soon. But we're going to look.

On the first question, when we were considering the best way to integrate the Fox assets, we asked ourselves how best to organize the company. One of the things that we looked at was how some of the new entrants in the marketplace are organized. You typically find -- Netflix is a good example -- they have global platforms that their content is basically distributed on. And that includes a global means of managing customers, data management, billing, customer acquisition, customer retention, you name it, essentially, one technology. And I then thought, but if we were to -- if all these assets were to come together today from Day 1 in effect -- on Day 1 without any

Q2 FY18 Earnings Conference Call	May 8, 2018

of the legacy organizational issues, how would you best organize them? And it became clear that we could be organized not only in a more efficient way, but in a more modern way to take into account how our businesses have been transformed by technology. And that led to a decision to reorganize now well ahead of the Fox acquisition because, if it made sense, once we buy Fox, it seems to make sense even before that.

So what we basically did is we have three primary content divisions. One, I'll call Media Networks or television; another one will be sports, ESPN; and the third is the Studio. The Fox assets would plug into all three of those.

Then, there was a division that was mostly focused on physical goods and experiences where there were some obvious synergies and overlap in efficiencies, really, between Consumer Products and Parks and Resorts.

And then we looked at creating essentially a global platform or distribution business that would include technology and would ultimately leverage the technologies that exist across the globe and across our current businesses but then factor in the technologies that exist in the assets that we are acquiring. And it seemed to make sense that international become part of that, part because as part of the acquisition, there are two big platforms, Sky and Star, that are part of that. And so if this acquisition happens, it seemed to make sense that the international assets and, I'll call it, the global platform assets, are in one business.

And so there's just a lot of efficiencies in managing the way we take all this IP to customers around the world. It's our intention to create a great user experience and an efficient way, not only of our moving the content to people, but an effective way of monetizing it. And it really dovetails with exactly why we're interested in these assets, which is to continue as a company to invest and to create great products and experiences around the world, to invest in great technology, to make it more modern, more innovative in terms of how customers interface with it and diversify the company internationally.

Q2 FY18 Earnings Conference Call	May 8, 2018

Operator
Next question comes from Alexia Quadrani from JPMorgan.

Alexia Quadrani – Analyst, JP Morgan
On the Studio side, Avengers has been such a huge home run. I guess, is there any opportunity for another content cycle on the conclusion of the series after the next film? Or maybe just any color you can provide in general on your confidence this incredible Marvel success can continue.

Bob Iger – Chairman and Chief Executive Officer, The Walt Disney Company
Well, we've got -- right now, the Marvel films that we have announced is we have Ant-Man and the Wasp coming up, and then we have Captain Marvel, and then we have the fourth installment of Avengers, which will be May of 2019. We have -- we meet on a regular basis with our Marvel team, and we plotted out Marvel movies that will take us well into the next decade. We're confident that with the 7,000-some-odd characters that are a part of the Marvel Universe, that there's plenty of stories and characters to mine from and have some great ideas. I'm guessing that we will try our hand at what I'll call a new franchise beyond Avengers, but it doesn't necessarily mean that you won't see more Avengers down the road. We just haven't made any announcements about that. The goal, of course, was for the fourth Avengers series to have a significant conclusion. But given the popularity of the characters and given the popularity of the franchise, I don't think people should conclude that there'll never be another Avengers movie. But there's certainly a lot more that we can -- a lot more stories to tell, a lot more characters to populate those stories with.

Christine McCarthy – Senior Executive Vice President and Chief Financial Officer, The Walt Disney Company
Alexia, I'm going to add just a comment on Avengers. I think the outstanding performance is nothing short of stellar. But there is one difference in this movie versus some of the others, I'll

Q2 FY18 Earnings Conference Call	May 8, 2018

just point to the most recent one, Black Panther, and that's the size of the cast. When you think about -- if you've seen it, you've seen a couple of dozen Avengers in the movie. So because of the size of the cast involved and the cost of the movie and all the special effects, the scale, the magnitude, while this film is going to be very profitable, it may not be at the same return level of some of the other films just because of the sheer scale of it.

Alexia Quadrani – Analyst, JP Morgan
And I guess just jumping on that point when you talk about the size of the cast. How should we think about maybe the CP opportunity given the success and you do have such a -- so many characters in the movie?

Christine McCarthy – Senior Executive Vice President and Chief Financial Officer, The Walt Disney Company
On that CP -- for Consumer Products, this was 1 of 4 Marvel releases this year, along with Thor, Black Panther and as Bob mentioned, the upcoming Ant-Man, but this is the largest property from a Consumer Products perspective, so we do expect this to perform well for the balance of the year.

Operator
The next question comes from Marci Ryvicker from Wells Fargo.

Marci Ryvicker – Analyst, Wells Fargo
I have 2 questions. The first, can you talk about your marketing strategy around the launch of ESPN+? I know there's been a lot of concern in the market about upfront cost for both ESPN+ and for the Disney DTC app. So anything we can glean on at least marketing around that? And then secondly, can you remind us how big Toy Story Land Shanghai is relative to the Shanghai Park and maybe your expectations for what this can do to either drive attendance or have people stay longer?

Q2 FY18 Earnings Conference Call	May 8, 2018

Bob Iger – Chairman and Chief Executive Officer, The Walt Disney Company
The marketing strategy for ESPN+ is relatively modest in nature. We have primarily resorted to using time and marketing opportunity on the ESPN platforms, including the channels, the magazine, the websites and the existing app. ESPN digital is the most popular sports digital product out there. It dwarves some of the competition, and that gave us ample opportunity to promote, basically, what is a new app experience. So the marketing costs are modest. There's some investment and additional programming prior to launch -- we made more investment with the announcement of UFC and that doesn't come until 2019 -- and we're going to continue to invest in product to make ESPN+ a real digital sports marketplace.

We're not going to give the specifics about the size of the Toy Story Land, but it marked a substantial increase in expansion of that park, building a new land. It's not as large, by the way, as the Toy Story Land that we're opening this summer in Orlando, but having been there last week, it's sizable in nature, it's got some great attractions, retail and dining experiences. And it makes -- I'll call, it makes a dent in terms of the scale of the park. But we have ample opportunity to grow Shanghai Disneyland beyond what we've already built.

Operator
Next question comes from Todd Juenger with Sanford Bernstein.

Todd Juenger – Analyst, Sanford Bernstein
One on advertising, and one on content. Probably, I guess, for Christine maybe, thank you, as always, for the pacing number on ESPN. I was hoping maybe you'd be willing just to decompose that just a little bit in rough terms for us. I mean, especially with the NBA seeming so strong in both audience and it looks like more games this year, one would think that, that would be a strong positive contributor to year-over-year growth. The pacing is, I think, you said minus 1,

Q2 FY18 Earnings Conference Call	May 8, 2018

makes you wonder how -- what the downs are, and the SportsCenter and all the hours particularly related to that. So I'm not looking for specifics here, but if you could help maybe dimensionalize the positive and negative contributors, that would be awesome.

Bob, I'll try and make this faster. On the content for the entertainment direct-to-consumer strategy, you've talked many times in this call about the original content that you have in your mind, and you're going to share with us, I know, over the coming months. You didn't talk much about the library content, both at Disney or at Fox as currently contemplated. What are your current thoughts, if you don't mind sharing them, on the importance and the role of that library content, especially TV product, in your entertainment service, especially relative to the revenue it generates in traditional syndication? And do you think it's okay to be in both places, or is it important to be exclusive to your service and when and where that makes sense?

Christine McCarthy – Senior Executive Vice President and Chief Financial Officer, The Walt Disney Company
Okay, Todd, I'll take the advertising question first for ESPN. In my comments, I did mention that quarter-to-date, it was pacing down 1%. That was rounded up to 1%. So where we are with the NBA Finals with the teams that are remaining and what we anticipate being the conference -- Eastern conference final, we feel really good about the prospects of advertising performing well in the balance of this quarter.

Bob Iger – Chairman and Chief Executive Officer, The Walt Disney Company
On the content side, we are fully committed, I want to emphasize the use of the word fully, to not only bringing this product out to market, but making sure it’s a success long term. Long term is the operative word -- or the operative words to use here, because in order for this to be successful long term, it has to become the destination to watch Disney, Marvel, Star Wars and Pixar product. And that means, ultimately, weaning ourselves of product being available any other place, except for the current linear channels that are in the marketplace. So this will become the destination globally for our movie library and our television library. And we certainly hope to augment the product with some of the product we will be buying with the 21st Century Fox

Q2 FY18 Earnings Conference Call	May 8, 2018

acquisition, Nat Geo comes to mind as a perfect opportunity for what will be a more family-oriented app. But we are committed to this working, and that will mean both making product that is original for this app, but also migrating all of our other product that exists on many other platforms that are distributed and monetized by third parties available on an exclusive basis through this app.

Operator
The next question in the queue comes from Steven Cahall from Royal Bank of Canada.

Steve Cahall – Analyst, RBC Capital Markets
Two for me. Bob, one for you and then one for Christine. Bob, I was just wondering if you could maybe reiterate how you view the strategic fit of Sky in the overall portfolio? To some of us, Sky maybe always looked like it was a little different than the rest of what you were buying with Fox and now that things have changed there with the counteroffer on Sky, I was just wondering if you could help us put that all into the context of your strategy. And then Christine, you had a really strong quarter for free cash flow. I think pension might have helped, and your buyback cadence has been running a little lower. We're probably still in line with guidance so just any update you might give us on what the buyback might look like this year.

Bob Iger – Chairman and Chief Executive Officer, The Walt Disney Company
Look, we are buying the 39% of Sky that is part of 21st Century Fox's assets, and we know they are attempting to buy the remaining 61% that, should they be successful, we would step into their shoes and own the whole thing. We value Sky, obviously. We're certainly impressed by the talent that is there and the quality of the product. Actually, we're particularly impressed with the quality of their -- the customer experience, the user experience and the customer service they provide, and that's certainly something that Disney can appreciate given our record of providing high-quality customer service. I'm not going to, in any way, quantify what the strategic fit is, except to say that in today's world, a platform that can bring product to consumers in very, very user-

Q2 FY18 Earnings Conference Call	May 8, 2018

friendly and effective ways and then to monetize this in the process is something that we believe is attractive. And we're not going to provide anything -- any update on your other question, we've got -- I don't think we've got -- we're not going to address that.

Christine McCarthy – Senior Executive Vice President and Chief Financial Officer, The Walt Disney Company
No. You're absolutely right that free cash flow is very strong. What we've said is that we would buy $10 billion by the time that the Fox transaction closed. But as it relates to this year, we've got no change to make at this time.

Operator
The next question in the queue comes from Kannan Venkateshwar from Barclays.

Kannan Venkateshwar – Analyst, Barclays Capital
Just a couple from me. First is in terms of the investments in OTT, just wanted to figure out how much of the cost is already in the system, especially when it comes to things like technology now that ESPN+ is live? And how much remains to be done? And then Bob, from your perspective, when you look at a product like ESPN+, can that at some point become an aggregator itself in the sense that you could put together a bundle of sports networks and provide it through ESPN+ instead of just having content that you own?

Bob Iger – Chairman and Chief Executive Officer, The Walt Disney Company
Yes, Kannan. On the first question, the technology, when we acquired BAMTech, that provided us with the technology that we needed to launch ESPN+. And so the cost associated with that -- and we were quite transparent when we announced the deal, the cost associated with that -- and Christine actually commented about that in her earnings comments, are already baked into this from a technology perspective. And then on the second part of the question, we -- our goal here is to create a sports marketplace on ESPN+, and that will include a number of sports that we've

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already licensed and sports that we are in the process of licensing, including the deal that we announced today as well as the -- some of the sports that we would be acquiring as part of the 21st Fox acquisition and then, there are opportunities to license beyond what we've already done.

Christine McCarthy – Senior Executive Vice President and Chief Financial Officer, The Walt Disney Company
Yes, Kannan. Just to put some numbers around the technology investment, and these are -- this is BAMTech total, but a lot of this is for their technology platforms. Back in November, we told you that it would have an impact on 2018 of about $130 million. And we have said that, that will now be $50 million more. So the estimate for the full year is $180 million, and $100 million of that will be next quarter, but a lot of that is technology investment among other expenses related to BAMTech.

Lowell Singer – Senior Vice President, Investor Relations, The Walt Disney Company
Thanks, again, everyone for joining us today. Note that a reconciliation of non-GAAP measures that were referred to on this call to equivalent GAAP measures can be found on our Investor Relations website.

Let me also remind you that certain statements on this call, including financial estimates and statements as to the expected timing, completion and effects of the proposed transactions, may constitute forward-looking statements under the securities laws. We make these statements on the basis of our views and assumptions regarding future events and business performance at the time we make them, and we do not undertake any obligation to update these statements. Forward-looking statements are subject to a number of risks and uncertainties, and actual results may differ materially from the results expressed or implied in light of a variety of factors, including factors contained in our Annual Report on Form 10-K, Securities and Exchange Commission filings we make in connection with proposed transactions and in our other filings with the Securities and Exchange Commission.

Thanks, again, for joining us. This concludes today's call.

Q2 FY18 Earnings Conference Call	May 8, 2018

Operator
Thank you, ladies and gentlemen. This concludes today's teleconference. Thank you for participating. You may now disconnect.

Q2 FY18 Earnings Conference Call	May 8, 2018

Important Information About the Transaction with 21CF and Where to Find It

In connection with the proposed transaction between The Walt Disney Company (“Disney”) and Twenty-First Century Fox, Inc. (“21CF”), Disney and 21CF have filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes a joint proxy statement of Disney and 21CF that also constitutes a prospectus of Disney. 21CF will file with the SEC a registration statement for a newly formed subsidiary (“SpinCo”), which is contemplated to own certain assets and businesses of 21CF not being acquired by Disney in connection with the proposed transaction. 21CF and Disney may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document which 21CF or Disney may file with the SEC. INVESTORS AND SECURITY HOLDERS OF 21CF AND DISNEY ARE URGED TO READ THE REGISTRATION STATEMENTS, THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statements and the joint proxy statement/prospectus and other documents filed with the SEC by 21CF and Disney through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of:

21CF	Disney
1211 Avenue of Americas New York, NY 10036 Attention: Investor Relations 1 (212) 852 7059	c/o Broadridge Corporate Issuer Solutions P.O. Box 1342 Brentwood, NY 11717 Attention: Disney Shareholder Services 1 (855) 553 4763

Participants in the Solicitation

21CF, Disney and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding 21CF’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is available in 21CF’s Annual Report on Form 10-K for the year ended June 30, 2017 and its proxy statement filed on September 28, 2017, which are filed with the SEC. Information regarding Disney’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is available in Disney’s Annual Report on Form 10-K for the year ended September 30, 2017 and its proxy statement filed on January 12, 2018, which are filed with the SEC. A more complete description is included in the registration statement on Form S-4, the joint proxy statement/prospectus and will be included in the registration statement of SpinCo.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, invitation, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.
Forward-Looking Statements

Management believes certain statements in the foregoing materials may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are made on the basis

Q2 FY18 Earnings Conference Call	May 8, 2018

of management’s views and assumptions regarding future events and business performance as of the time the statements are made. Management does not undertake any obligation to update these statements.
Actual results may differ materially from those expressed or implied. Such differences may result from actions taken by the Company, including restructuring or strategic initiatives (including capital investments or asset acquisitions or dispositions), as well as from developments beyond the Company’s control, including:

•	changes in domestic and global economic conditions, competitive conditions and consumer preferences;

•	adverse weather conditions or natural disasters;

•	health concerns;

•	international, political, or military developments; and

•	technological developments.
Such developments may affect entertainment, travel and leisure businesses generally and may, among other things, affect:

•	the performance of the Company’s theatrical and home entertainment releases;

•	the advertising market for broadcast and cable television programming;

•	demand for our products and services;

•	expenses of providing medical and pension benefits;

•	income tax expense;

•	performance of some or all company businesses either directly or through their impact on those who distribute our products;

•	the proposed transaction with 21CF.
Additional factors are set forth in the Company’s Annual Report on Form 10-K for the year ended September 30, 2017 under Item 1A, “Risk Factors,” and subsequent reports, and in the joint proxy statement prospectus that is part of the registration statement on Form S-4.